EXHIBIT 3.1

AMENDMENT TO THE BYLAWS OF HANDENI GOLD INC.

Effective February 1, 2016, Handeni Gold Inc. amended its bylaws (the "By-Laws") by deleting in its entirety Section 9.05 of the By-Laws, which formerly provided as follows:

"Section 9.05 - Certificates of Stock

A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk or another director or officer."

and replacing the foregoing with the following:

"Section 9.05 - Certificates of Stock

The shares of the capital stock of the Corporation shall be represented by certificates or, where allowed for or required by applicable law, shall be electronically issued without a certificate. Every registered holder of one or more shares of the Corporation is entitled, at the option of the holder, to a share certificate, or non-transferable written certificate of acknowledgement of the right to obtain a share certificate, stating the number and the class of shares held as shown on the securities register.

Certificates representing shares of the Corporation shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk or another director or officer."

The undersigned, on behalf of Handeni Gold Inc., acknowledges that the foregoing amendment to the By-Laws is the amendment as made by the board of directors of Handeni Gold Inc., as effective on February 1, 2016.

HANDENI GOLD INC.
By: /s/ Reyno Scheepers Name: Reyno Scheepers Position: Chief Executive Officer